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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)/1/



                                   CORE, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)


                                   21867P 10 2
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                                 (CUSIP Number)






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/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be determined to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------                          --------------------------
CUSIP No.  21867P 10 2              13G                Page 2 of 5 Pages
          ---------------                                   --   --

---------------------------                          --------------------------

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     1         NAME OF REPORTING PERSONS
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Craig C. Horton
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                         (b) [X]

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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
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                     5   SOLE VOTING POWER

      NUMBER OF              287,264 shares owned directly
                               1,000 shares owned as custodian for minor child
       SHARES                 87,000 shares purchasable under options (vested)
                             108,000 shares purchasable under options (unvested)
    BENEFICIALLY             -------
                       Total 483,264 shares
      OWNED BY
                     -----------------------------------------------------------
      REPORTING      6   SHARED VOTING POWER

       PERSON                      0
                     -----------------------------------------------------------
        WITH         7   SOLE DISPOSITIVE POWER

                             287,264 shares owned directly
                               1,000 shares owned as custodian for minor child
                              87,000 shares purchasable under options (vested)
                             108,000 shares purchasable under options (unvested)
                             -------
                       Total 483,264 shares
                      ----------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER

                                   0
 -------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            483,264
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                             [_]
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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                            6.4%
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     12        TYPE OF REPORTING PERSON*
                            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

Item 1 (a).  Name of Issuer:
---------------------------

         CORE, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

         18881 Von Karman Avenue, Suite 1750
         Irvine, CA  92715

Item 2 (a).  Name of Person Filing:
----------------------------------

         Craig C. Horton

Item 2 (b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------

         6601 Center Drive West, Suite 400
         Los Angeles, CA  90045

Item 2 (c).  Citizenship:
------------------------

         U.S.A.

Item 2 (d).  Title of Class of Securities:
-----------------------------------------

         Common Stock

Item 2 (e).  CUSIP Number:
-------------------------

         21867P 10 2

Item 3.
------

         Not applicable.

Item 4.  Ownership
------------------

         (a)      Amount Beneficially Owned:

                     483,264 shares, including
                            287,264 shares owned directly
                              1,000 shares owned as custodian for minor child
                             87,000 shares purchasable under options (vested)
                            108,000 shares purchasable under options (unvested)

         (b)      Percent of Class: 6.4%

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         (c) Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:

                         483,264 shares, including
                             287,264 shares owned directly
                               1,000 shares owned as custodian for minor child
                              87,000 shares purchasable under options (vested)
                             108,000 shares purchasable under options (unvested)

                 (ii)    shared power to vote or to direct the vote:  0

                (iii)    sole power to dispose or to direct the disposition of:

                         483,264 shares, including
                             287,264 shares owned directly
                               1,000 shares owned as custodian for minor child
                              87,000 shares purchasable under options (vested)
                             108,000 shares purchasable under options (unvested)

                (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class
----------------------------------------------------

         Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
-----------------------------------------------------------------------

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
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Security Being Reported on by the Parent Holding Company
--------------------------------------------------------

         Not Applicable.

Item 8. Identification and Classification of Members of the Group
-----------------------------------------------------------------

         Not Applicable.

Item 9. Notice of Dissolution of Group
--------------------------------------

         Not Applicable.

Item 10. Certification
----------------------

         Not Applicable.

           Note: All information in this Schedule 13G is as of January 20, 1998.
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                                   Page 4 of 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 23, 1998
                                          ----------------------------------
                                                         (Date)

                                                   /s/ Craig C. Horton
                                          ----------------------------------
                                                       (Signature)

                                                     Craig C. Horton
                                          ----------------------------------
                                                         (Name)

                                   Page 5 of 5